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jkelsh@sidley.com 312-853-7097	Founded 1866
December 5, 2011
Via EDGAR and Courier

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Craig E. Slivka

Re:	Tupperware Brands Corporation
Form S-4
Filed November 1, 2011
File No. 333-177643
Ladies and Gentlemen:
On behalf of Tupperware Brands Corporation and the additional registrant (collectively, “Tupperware”) set forth in the above-referenced Registration Statement on Form S-4 (the “Registration Statement”), we are writing in response to the comments contained in the staff's comment letter dated November 17, 2011 (the “Comment Letter”) with respect to the Registration Statement. Concurrently herewith, Tupperware has filed Amendment No. 1 to the Registration Statement (“Amendment No. 1”). The only changes made in Amendment No. 1 are to update certain financial information for the end of the third quarter of Tupperware's fiscal year. For your convenience, three courtesy copies of this letter and Amendment No. 1, which has been marked to show the changes from the initial Registration Statement as filed on November 1, 2011, are also being delivered to Mr. Craig E. Slivka.
For the convenience of the staff's review, we have set forth the comments contained in the Comment Letter in italics followed by the responses of Tupperware.
General
Staff Comment No. 1:
We note that there are outstanding comments on your Form 10-K for the Year Ended December 25, 2010 and your Form 8-K filed November 1, 2011. Please note that we will not be in a position to accelerate the effectiveness of your registration statement until all comments on both filings are resolved.

Sidley Austin LLP is a limited liability partnership practicing in affiliation with other Sidley Austin partnerships

Securities and Exchange Commission
December 5, 2011

Response:
Tupperware separately responded to the Commission's comments on the above referenced filings in a letter to the Commission dated November 21, 2011. Tupperware received a letter from the Commission dated November 23, 2011 indicating that the Commission had completed its review of the above referenced filings.
Staff Comment No. 2:
We note that you are registering the notes in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.
Response:
Enclosed herewith is a supplemental letter stating that Tupperware is registering the exchange offer in reliance on the staff's position contained in the Exxon, Morgan Stanley and Shearman & Sterling no-action letters. The supplemental letter includes the representations referred to in such no-action letters.
* * * * *

Sidley Austin LLP is a limited liability partnership practicing in affiliation with other Sidley Austin partnerships

Securities and Exchange Commission
December 5, 2011

If you wish to discuss Amendment No. 1 to the Registration Statement at any time, or if there is anything we can do to facilitate the staff's processing of this filing, please feel free to contact me at (312) 853-7097 or my partner Steven Sutherland at (312) 853-7147.

Sincerely,
/s/ John P. Kelsh
John P. Kelsh

Enclosures

cc:	Thomas M. Roehlk, Tupperware Brands Corporation

Sidley Austin LLP is a limited liability partnership practicing in affiliation with other Sidley Austin partnerships